Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(in millions, except ratios)

	Nine Months Ended September 30,		For the Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income before provision for income taxes	$27.6	$134.9	$181.9	$177.5	$216.0	$179.7	$66.7
Add:
Fixed charges	25.3	17.7	23.7	23.7	24.8	25.1	28.4
Total earnings	$52.9	$152.6	$205.6	$201.2	$240.8	$204.8	$95.1
Fixed charges:
Interest expense	$20.4	$14.6	$19.6	$19.0	$19.9	$20.2	$23.7
Rental interest factor	4.9	3.1	4.1	4.7	4.9	4.9	4.7
Total fixed charges	$25.3	$17.7	$23.7	$23.7	$24.8	$25.1	$28.4
Ratio of earnings to fixed charges	2.1:1	8.6:1	8.7:1	8.5:1	9.7:1	8.2:1	3.3:1